SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Duolingo, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

26603R106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 9

CUSIP # 26603R106	Page 2 of 10

1	NAME OF REPORTING PERSONS NewView Capital Fund I, L.P. (“NVC Fund I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
5,239,835 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock that can be converted at any time, except that NewView Capital Partners I, LLC (“NVC Partners I”), the general partner of NVC Fund I, may be deemed to have sole power to vote these shares, and Ravi Viswanathan (“Viswanathan”), the managing member of NVC Partners I, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

5,239,835 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock that can be converted at any time, except that NVC Partners I, the general partner of NVC Fund I, may be deemed to have sole power to dispose of these shares, and Viswanathan, the managing member of NVC Partners I, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,239,835
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	24.9% 1 2
12	TYPE OF REPORTING PERSON	PN

1 Based on 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, plus the number of shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Reporting Person.

2 Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to twenty votes. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock.

CUSIP # 26603R106	Page 3 of 10

1	NAME OF REPORTING PERSONS NewView Capital Partners I, LLC (“NVC Partners I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
5,239,835 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock that can be converted at any time, all of which shares are directly owned by NewView Capital Fund I, L.P. (“NVC Fund I”). NVC Partners I, the general partner of NVC Fund I, may be deemed to have sole power to vote these shares, and Ravi Viswanathan (“Viswanathan”), the managing member of NVC Partners I, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

5,239,835 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock that can be converted at any time, all of which shares are directly owned by NVC Fund I. NVC Partners I, the general partner of NVC Fund I, may be deemed to have sole power to dispose of these shares, and Viswanathan, the managing member of NVC Partners I, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,239,835
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	24.9% 3 4
12	TYPE OF REPORTING PERSON	OO

3 Based on 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, plus the number of shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Reporting Person.

4 Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to twenty votes. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock.

CUSIP # 26603R106	Page 4 of 10

1	NAME OF REPORTING PERSONS Ravi Viswanathan (“Viswanathan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
5,239,835 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock that can be converted at any time, all of which shares are directly owned by NewView Capital Fund I, L.P. (“NVC Fund I”). Viswanathan is the managing member of NewView Capital Partners I, LLC (“NVC Partners I”), which is the general partner of NVC Fund I. Viswanathan may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

5,239,835 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock that can be converted at any time, all of which shares are directly owned by NVC Fund I. Viswanathan is the managing member of NVC Partners I, which is the general partner of NVC Fund I. Viswanathan may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,239,835
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	24.9% 5 6
12	TYPE OF REPORTING PERSON	IN

5 Based on 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, plus the number of shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Reporting Person.

6 Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to twenty votes. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock.

CUSIP # 26603R106	Page 5 of 10

ITEM 1(A).	NAME OF ISSUER

Duolingo, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

5900 Penn Avenue

Pittsburgh, Pennsylvania 15206

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by NewView Capital Fund I, L.P., a Delaware limited partnership (“NVC Fund I”), NewView Capital Partners I, LLC, a Delaware limited liability company (“NVC Partners I”), and Ravi Viswanathan (“Viswanathan”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o NewView Capital Management, LLC

1201 Howard Avenue, Suite 101
Burlingame, California 94010

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Class A Common Stock, par value $0.0001

ITEM 2(E)	CUSIP NUMBER

26603R106

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2021:

CUSIP # 26603R106	Page 6 of 10

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of NVC Fund I and the limited liability company agreement of NVC Partners I, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

CUSIP # 26603R106	Page 7 of 10

ITEM 10.	CERTIFICATION. Not applicable

CUSIP # 26603R106	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

NEWVIEW CAPITAL FUND I, L.P.

By:	NEWVIEW CAPITAL PARTNERS I, LLC
Its:	General Partner

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan
Title:	Managing Member

NEWVIEW CAPITAL PARTNERS I, LLC

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan
Title:	Managing Member

RAVI VISWANATHAN

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan

CUSIP # 26603R106	Page 9 of 10

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	10

CUSIP # 26603R106	Page 10 of 10

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2022

NEWVIEW CAPITAL FUND I, L.P.

By:	NEWVIEW CAPITAL PARTNERS I, LLC
Its:	General Partner

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan
Title:	Managing Member

NEWVIEW CAPITAL PARTNERS I, LLC

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan
Title:	Managing Member

RAVI VISWANATHAN

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan